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New York, NY 10016

212-210-9400

Fax: 212-922-3995

www.alston.com

Mark F. McElreath	Direct Dial: 212-210-9595	Email: mark.mcelreath@alston.com

October 1, 2013

Mr. Jeffrey P. Riedler

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	TG Therapeutics, Inc. Form 10-K for the fiscal year ended December 31, 2012 Filed March 21, 2013 File No. 001-32639

Dear Mr. Riedler:

On behalf of TG Therapeutics, Inc., a Delaware corporation (the “Company”), we hereby respond to the Securities and Exchange Commission’s (the “Commission”) comment letter dated September 23, 2013, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2012 filed on March 21, 2013 (the “10-K”).

Comment:

1.	Please revise your disclosure to identify the expected expiration date for the material patents underlying TGR-1202.

Response:

The Company proposes to amend its disclosure in the following manner (the revised language is in italics):

Pursuant to our Collaboration Agreement with Rhizen Pharmaceuticals for TGR-1202, we have the exclusive commercial rights to a series of patents and patent applications in the U.S. and abroad. These patents and patent applications include composition of matter patents relating to the structure and mechanism of action for TGR-1202 as well as method of use patents which cover use of TGR-1202 in combination with various agents and for various therapeutic indications. All patent applications currently filed for TG-1202 are currently pending. Because any potential date for regulatory approval is currently unknown we cannot predict the expected expiration date, and it is possible that the life of these patents following regulatory approval will be minimal.

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

October 1, 2013

Comment:

2.	Please revise your disclosure to include a discussion of the material terms of your collaboration and license agreements, as follows:

For your license agreement with LFB Biotechnologies, GTC Biotherapeutics, and LFB/GTC LLC:

•	percentage range of royalties (within a ten-percent range, e.g., “10-20%,” “single digits”); and
•	termination provisions.

For your sublicense agreement with Ildong Pharmaceutical Co. Ltd.:

•	aggregate milestone payments;
•	percentage range of royalties; and
•	termination provisions.

For your collaboration agreement with Rhizen Pharmaceuticals, S.A.:

•	percentage range of royalties; and
•	termination provisions.

Response:

The Company proposes to amend its disclosure regarding the Company’s license agreement with LFB Biotechnologies, GTC Biotherapeutics, and LFB/GTC LLC in the following manner, (the revised language is in italics) but believes that the termination provision has been sufficiently addressed in the last sentence below, and due to the lack of a starting point to calculate the expiration date (either expiration of the patent, which has not yet been granted, or first commercial sale, of which there have been none to date) we cannot clarify the discussion any further:

TG-1101

LFB Biotechnologies S.A.S, GTC Biotherapeutics, LFB/GTC LLC.

In January 2012, we entered into an exclusive license agreement with LFB Biotechnologies, GTC Biotherapeutics, and LFB/GTC LLC, all wholly-owned subsidiaries of LFB Group, relating to the development of ublituximab. Under the license agreement, we have acquired the exclusive worldwide rights (exclusive of France/Belgium) for the development and commercialization of TG-1101 (ublituximab). To date, we have made no payments to LFB Group and LFB Group is eligible to receive payments of up to an aggregate of approximately $31.0 million upon our successful achievement of certain clinical development, regulatory and sales milestones, in addition to royalty payments on net sales of ublituximab at a royalty rate that escalates from mid-single digits to high-single digits. The license will terminate on a country by country basis upon the expiration of the last licensed patent right or 15 years after the first commercial sale of a product in such country, unless the agreement is earlier terminated.

October 1, 2013

The Company proposes to amend its disclosure regarding the Company’s sublicense agreement with Ildong Pharmaceutical Co. Ltd.in the following manner (the revised language is in italics), but also believes that the termination provision has been sufficiently addressed in the last sentence below for the same reasons discussed above:

Ildong Pharmaceutical Co. Ltd.

In November 2012, we entered into an exclusive (within the territory) sublicense agreement with Ildong Pharmaceutical Co. Ltd, (“Ildong”) relating to the development and commercialization of ublituximab in South Korea and Southeast Asia. Under the terms of the sublicense agreement, Ildong has been granted a royalty bearing, exclusive right, including the right to grant sublicenses, to develop and commercialize ublituximab in South Korea, Taiwan, Singapore, Indonesia, Malaysia, Thailand, Philippines, Vietnam, and Myanmar. To date, we have received $2 million in the form of an upfront payment from Ildong, and are eligible to receive sales based milestone payments up to an aggregate of $5 million and royalty payments on net sales of ublituximab at a royalty rate that escalates from mid-teens to high-teens upon approval in South Korea and/or Southeast Asia. The license will terminate on a country by country basis upon the expiration of the last licensed patent right or 15 years after the first commercial sale of a product in such country, unless the agreement is earlier terminated.

The Company proposes to amend its disclosure regarding the Company’s collaboration agreement with Rhizen Pharmaceuticals, S.A. in the following manner (the revised language is in italics), but notes that the royalty rate has not yet been determined pursuant to Section 13.6(a) of the collaboration agreement, filed as Exhibit 10.1 to the Company’s Form 10-Q for the quarterly period ended September 30, 2012, filed on November 14, 2012:

TGR-1202

Rhizen Pharmaceuticals, S.A.

On August 15, 2012, the Company and Rhizen Pharmaceuticals S A (“Rhizen”) entered into an exclusive global agreement to collaborate on the development and commercialization of Rhizen’s lead product candidate (the “Collaboration Agreement”), a novel P13K delta inhibitor, (“TGR-1202”) (previously referred to as RP5264). The companies will jointly develop the product on a worldwide basis, excluding India, initially focusing on indications in the area of hematologic malignancies and autoimmune disease. Beyond TGR-1202, Rhizen would contribute backup molecules providing multiple opportunities for TG to develop differentiated therapies against hematologic cancers and autoimmune diseases.

October 1, 2013

The Company will make up-front licensing payments and milestones based on early clinical development, and will be responsible for the costs of clinical development of the product through Phase II, after which the Company and Rhizen will be jointly responsible for all development costs of the product. The Company and Rhizen will each maintain an exclusive option, exercisable at specific times during development, for the Company to license the rights to TGR-1202, in which case Rhizen would be eligible to receive upfront, development, and commercialization milestone payments in addition to milestone payments and royalties tied to net sales of the product, the aggregate of which could exceed $250 million. Rhizen shall maintain rights to manufacture and supply the product to the Company, and the Company will be responsible for all clinical and regulatory development for TGR-1202 globally.

In connection with the Collaboration Agreement, to date we have paid an aggregate of $1,000,000 to Rhizen, and Rhizen is eligible to receive additional payments of up to $2,000,000 upon the successful achievement of certain clinical development milestones prior to entering profit and loss sharing for the TGR-1202 development program.  Pursuant to the terms of the Collaboration Agreement, should either of the exclusive license options be exercised, Rhizen would be eligible to receive up to an aggregate of $182.5 million upon the successful achievement of certain clinical development, regulatory, and sales based milestones in addition to royalties on net sales of TGR-1202. The Collaboration Agreement will terminate upon the earlier to occur of (i) the Company’s exercise of its license option, (ii) Rhizen’s exercise of its license option or (iii) the later to occur of (A) the expiration of the last applicable patent of the joint patents of the parties, Rhizen’s patents or the Company’s patents, or (B) the expiry of any other exclusivity right with respect to the product in a country, including patent term extensions, marketing exclusivity or any other non-patent exclusivity.

October 1, 2013

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the 10-K, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 10-K and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at the telephone number above.

Sincerely,

ALSTON & BIRD LLP

/s/ Mark F. McElreath
Mark F. McElreath